NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2006

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2006. Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 05-06	F/Y 04-05
SALES	$4,114,446	$2,619,488
NET INCOME	$78,543	($42,545)
EARNINGS PER SHARE	3¢	(1¢)

NINE MONTHS	F/Y 05-06	F/Y 04-05
SALES	$10,594,573	$7,720,634
NET INCOME	$308,608	$44,542
EARNINGS PER SHARE	10¢	1¢
SHARES OUTSTANDING	3,103,892	3,102,057

Taylor Devices' firm order backlog is $13.2 million, largely due to a significant number of recent orders for the Company's seismic dampers. Shipment levels have also increased significantly, with a positive effect on profits. Aerospace and military orders remain steady.

ITEM: SIGNIFICANT NEW ORDERS

The following is the full text of a press release issued by Taylor Devices on December 13, 2005:

TAYLOR DEVICES ANNOUNCES RECEIPT
OF $3.3 MILLION CONTRACT FROM JAPAN

Taylor Devices, Inc. of North Tonawanda, NY announced today the receipt of a $3.3 million contract for earthquake dampers to be used at the new Shin-Yokohama Bullet Train Station located in Yokohama, Japan.

The new train station is 19 stories in height, has more than 1 million square feet of floor space, and will also house various dining and shopping facilities in addition to a hotel. When complete, the new station is expected to provide services to more than 200,000 people each day.

Douglas P. Taylor, President, noted that "Taylor Devices will manufacture 377 large seismic dampers for the project, essentially giant hydraulic shock absorbers, each of which is rated for up to 165 tons output force during an earthquake of magnitude 8 or higher. The dampers, measuring up to 12 feet in length, will be installed throughout the building spanning diagonally across individual rooms. When an earthquake occurs, building motion will stroke the dampers, absorbing the quake energy before the building can be damaged. All of the dampers will be manufactured and tested at Taylor Devices' North Tonawanda, NY facilities."

Mr. Taylor stated, "This will be the seventh major building in Japan to use Taylor Seismic Dampers. Previously completed projects include a hospital and five high-rise office buildings in the Tokyo area."

The new Shin Yokohama Station will be part of Japan's "Shinkansen" High-Speed Bullet Train Network. Shinkansen trains are up to a quarter mile long and travel at speeds up to 180 MPH, servicing the Japanese main islands of Honshu and Kyusho.

Taylor Devices was founded in 1955 by Paul H. Taylor in North Tonawanda. The firm manufactures specialty energy absorption products for the construction, industrial and aerospace markets. The company's stock is traded on the NASDAQ under the ticker symbol TAYD.

Press Release Tuesday December 13, 2005 9:56 a.m. ET

ITEM: NEW ORDERS, SEISMIC AND WIND PROTECTION PRODUCTS

  Jiangyin Suspension Bridge - China

This suspension bridge is presently the fourth longest in the world, and the most seaward crossing of the Yangtze River. The bridge has a main span nearly of a mile in length, and carries a dual three-lane highway with a minimum of 160 feet of navigation clearance above the river. The bridge was completed in 1999 and is presently undergoing a seismic upgrade utilizing Taylor Seismic Dampers, each rated at 120 tons of output force.

  Downeast Gateway Bridge - Waldo and Hancock Counties, Maine

Its name reflecting its location, this new cable-stay type suspension bridge carries U.S. Route 1 across the Penobscot River south of the city of Bangor, ME. Scheduled for completion in late 2006, the 1,140 foot long main span of the bridge will utilize 160 Taylor Devices Dampers. Each damper is attached to one of the bridge's suspension cables for wind protection. The bridge architecture features 420 foot tall towers, one of which includes a glass-enclosed observation deck at its top. This is Taylor Devices' first order from Maine for the Company's seismic/wind control products.

  926 J Street - Sacramento, California

This historic 14-story,1920's office building is constructed from the relatively low-strength concrete prevalent in the period before World War II. Originally known as the "Cal West Building," this was the tallest building in the Sacramento area when completed in 1925. San Francisco architect George Sellow designed the building with a classical Renaissance theme, topped with a 2-story French chateau style penthouse. The ornate lobby boasts mosaic walls and a marble staircase.

The addition of dampers is a simple and relatively inexpensive means to retrofit this type of building thereby increasing its earthquake resistance. Sixteen Taylor Fluid Dampers, each rated at up to 175 tons of force, will be used for the retrofit, upgrading the structure for use as upscale offices.

  Jorge Chavez International Airport, - Lima, Peru

The 10-story central tower of this major Peruvian transportation center houses both offices and air traffic control operations. The location is in an area of high seismicity, similar to San Francisco and Los Angeles, CA in North America. In 2001, the airport was acquired by new owners who are retrofitting the central tower for increased earthquake resistance. To achieve the required level of higher protection, 42 Taylor Seismic Dampers will be installed, each rated at up to 80 tons of force. This is also Taylor Devices' first order from Peru for seismic/wind control products.

ITEM: TAYLOR DAMPERS IN NATIONAL GEOGRAPHIC MAGAZINE

The April 2006 issue of this world-renown publication features earthquakes as its cover theme, and extensive articles on items related to seismicity all over the world. One of the areas addressed is the use of modern technologies for earthquake protection. A stunning photograph reveals a large Taylor Damper running diagonally through an upper story office at the 57-floor Torre Mayor building in Mexico City, Mexico. A second full page is devoted to an artist's cutaway of the Los Angeles, California City Hall, using both Taylor Dampers and rubber base isolation bearings.

                                                                                    By:   /s/ Douglas P. Taylor
                                                                                            Douglas P. Taylor
                                                                                            President